                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934

                            MERRIMAC INDUSTRIES, INC.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         ------------------------------
                         (Title of Class of Securities)

                                   590262 10 1
                                 --------------
                                 (CUSIP Number)


                            PETER C. MESTER, ESQUIRE
                       E.I. DU PONT DE NEMOURS AND COMPANY
                               1007 MARKET STREET
                              WILMINGTON, DE 19898
                                 (302) 774-6445
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 28, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590262 10 1                                         Page 2 of 12 Pages
--------------------------------------------------------------------------------
1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            E.I. DU PONT DE NEMOURS AND COMPANY; 51-0014090
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) _______
      (b) _______
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)                                      WC


--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization                     STATE OF DELAWARE


--------------------------------------------------------------------------------
Number of Shares        7)    Sole Voting Power                          528,413
Beneficially Owned
By Each Reporting
Person With             --------------------------------------------------------
                        8)    Shared Voting Power


                        --------------------------------------------------------
                        9)    Sole Dispositive Power                     528,413


                        --------------------------------------------------------
                        10)   Shared Dispositive Power


--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially                                      528,413
      Owned by Each Reporting Person

--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount in Row (11)                       [ ]
      Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)                   16.6%


--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)                         CO


--------------------------------------------------------------------------------

CUSIP No. 590262 10 1                                         Page 3 of 12 Pages
--------------------------------------------------------------------------------
1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            DUPONT CHEMICAL AND ENERGY OPERATIONS, INC.; 51-0313062
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   _______
      (b)   _______
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)                                      WC

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization                     STATE OF DELAWARE


--------------------------------------------------------------------------------
Number of Shares        7)    Sole Voting Power                          528,413
Beneficially Owned
By Each Reporting
Person With             --------------------------------------------------------
                        8)    Shared Voting Power


                        --------------------------------------------------------
                        9)    Sole Dispositive Power                     528,413


                        --------------------------------------------------------
                        10)   Shared Dispositive Power


--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially                                      528,413
      Owned by Each Reporting Person

--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount in Row (11)                        [ ]
      Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)                   16.6%


--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)                         CO


--------------------------------------------------------------------------------

CUSIP No. 590262 10 1                                         Page 4 of 12 Pages

            This Statement on Schedule 13D (this "Schedule 13D") is filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont") and by DuPont Chemical and Energy Operations, Inc., a Delaware corporation and wholly owned subsidiary of DuPont ("DCEO"), with respect to the common stock, par value $0.01 per share (the "Common Stock") of Merrimac Industries, Inc., a Delaware corporation ("Merrimac"or the "Issuer"):

ITEM 1. SECURITY AND ISSUER.

            This Schedule 13D (this "Schedule 13D") relates to shares of Common Stock of Merrimac. The principal executive offices of Merrimac are located at 41 Fairfield Place, West Caldwell, NJ 07006.

ITEM 2. IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by DuPont and by DCEO. The principal executive offices of both corporations are located at 1007 Market Street, Wilmington, Delaware 19898.

            DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont is a world leader in science and technology in a range of disciplines including high-performance materials, synthetic fibers, electronics, specialty chemicals, agriculture and biotechnology. DuPont operates globally through some 22 strategic business units. Within the strategic business units, a wide range of products are manufactured for distribution and sale to many different markets, including the transportation, textile, construction, medical, automotive, agricultural, home furnishings, nutrition and health, packaging and electronics markets.

            DuPont's strategic business units have been aggregated into eight reportable segments - Agriculture & Nutrition, Nylon, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester, Specialty Fibers and Specialty Polymers.

            DCEO was incorporated in Delaware in 1988 and is limited by its certificate of incorporation to the making, maintenance and management of its investments and the collection and distribution of the income from such investments. DCEO is a wholly owned subsidiary of DuPont.

            Information concerning the directors and executive officers of DuPont and DCEO is contained in Schedule A attached hereto.

            During the last five years, none of DuPont or DCEO nor, to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 590262 10 1                                         Page 5 of 12 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the terms of a Subscription Agreement, dated February 28, 2002, by and between DCEO and the Issuer (the "Subscription Agreement"), DCEO purchased 528,413 shares of Common Stock of the Issuer at $10.00 per share for an aggregate purchase price of $5,284,130. The funds used to purchase the shares of Common Stock came from DCEO's working capital.

ITEM 4. PURPOSE OF THE TRANSACTION.

            DCEO purchased the shares of Common Stock of the Issuer for investment purposes. DCEO may, in the future, purchase additional shares of Common Stock in the open market or in privately negotiated transactions and may dispose of the shares it currently owns only in accordance with the terms of the Subscription Agreement.

            Pursuant to the terms of the Subscription Agreement, so long as DCEO maintains an equity position equal to or in excess of 400,000 shares of the Issuer's Common Stock, DCEO has the option of designating one nominee to the Board of Directors of the Issuer. DCEO has so designated David B. Miller, who is currently Vice President and General Manager of DuPont's Electronic Technologies Unit. In the event the Issuer increases the size of its Board of Directors, DCEO may have the option to name additional nominees to reflect its equity ownership in the Issuer, in accordance with the terms of the Subscription Agreement. DCEO may also appoint an observer to the Issuer's Board of Directors until it exercises its option to appoint a nominee, or in the event DCEO's nominee is not elected to the Issuer's Board of Directors and so long as DCEO maintains an equity position of 250,000 shares of Common Stock.

            Except as set forth in this Item 4, neither DCEO nor DuPont has any current plans or proposals which relate to or would result in an event described in paragraphs (a) through (j) inclusive of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) As of February 28, 2002, DCEO directly owns 528,413 shares of Common Stock of the Issuer; DCEO has the sole power to vote and dispose of all such shares. Such shares constitute approximately 16.6% of the total number of shares of Common Stock outstanding as of such date. No director or executive officer of DuPont or DCEO beneficially owns any shares of Common Stock of the Issuer.

            (c) None.

            (d) No person other than DCEO and DuPont has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

            (e) Not applicable.

CUSIP No. 590262 10 1                                         Page 6 of 12 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to the terms of the Subscription Agreement, DCEO purchased 528,413 shares of Issuer's Common Stock at a price of $10.00 per share, representing 16.6% of the number of outstanding shares of Common Stock on February 28, 2002. Under the terms of the Subscription Agreement, DCEO has agreed to certain restrictions regarding the disposition and transfer of the shares it holds. DCEO has agreed not to dispose of any shares until it has notified the Issuer of any proposed disposition, which notice may be concurrent with such disposition and until such shares have been registered or an exemption from registration is available to DCEO. Additionally, and subject to certain exceptions, DCEO has agreed not to sell, assign or otherwise transfer any shares it currently owns (a) to any person until February 28, 2004 or (b) to any competitor or person who has filed and not withdrawn a Schedule 13D indicating a plan to seek control of the Issuer. The Subscription Agreement also provides DCEO certain preemptive rights to purchase additional shares of Issuer's Common Stock in order to maintain its percentage ownership. The terms of the Subscription Agreement also provide DCEO with certain rights with respect to the Issuer's Board of Directors. Specifically, so long as DCEO maintains an equity position equal to or greater than 400,000 shares of the Issuer's Common Stock, DCEO has the option of designating one nominee (who must be a DCEO employee) to the Board of Directors of the Issuer. In the event the Issuer increases the size of its Board of Directors, DCEO may have the option to name additional nominees to reflect its equity ownership in the Issuer, in accordance with the terms of the Subscription Agreement. DCEO may also appoint an observer to the Issuer's Board of Directors until it exercises its option to appoint a nominee, or in the event DCEO's nominee is not elected to the Issuer's Board of Directors and so long as DCEO maintains an equity position of 250,000 shares of Common Stock. The Subscription Agreement also contains certain indemnification provisions (i) by the Issuer for the benefit of DCEO and (ii) by DCEO for the benefit of the Issuer.

            In conjunction with the Subscription Agreement, DCEO entered into a Registration Rights Agreement dated February 28, 2002 (the "Registration Rights Agreement") with the Issuer under which it is entitled to certain rights with respect to the registration under the Securities Act of shares of Common Stock it holds. Subject to certain limitations (including a minimum registration of the lesser of fifty-percent (50%) of the shares held by DCEO and that number of shares having an anticipated aggregate public offering price of at least $1.0 million), DCEO has the right to require the Issuer to register the sale of all or part of the shares it holds under the Securities Act (a "demand registration"). DCEO is entitled to request up to two demand registrations, and is also entitled to include the shares of Common Stock it holds in a registered offering of securities by the Issuer for its own account or by other holders of Common Stock pursuant to the terms of registration rights agreements between such holders and the Issuer, subject to certain conditions and restrictions. The Issuer will pay all expenses associated with a registration of shares of Common Stock by DCEO pursuant to the Registration Rights Agreement, other than underwriting discounts and commissions, its out-of-pocket expenses or underwriters' counsel fees and disbursements, if any, relating to such shares. In addition, the Registration Rights Agreement contains certain indemnification provisions (i) by the Issuer for the benefit of DCEO and (ii) by DCEO for the benefit of the Issuer. DCEO may transfer its registration rights under the Registration Rights Agreement without the prior approval of the Issuer only to those transferees permitted under the Subscription Agreement.

CUSIP No. 590262 10 1                                         Page 7 of 12 Pages


            DuPont and the Issuer have also entered into (i) an Employee Loan Agreement, dated February 28, 2002, which provides for up to three of DuPont's employees to work at the Issuer's offices and facilities and (ii) a Memorandum of Understanding dated February 28, 2002, which sets forth the understanding between DuPont and the Issuer regarding the creation and ownership of certain intellectual property.

            Except for the foregoing agreements, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following agreement is filed as an exhibit to this Schedule 13D:

            A. Agreement dated March 6, 2002, between DuPont and DCEO pursuant to which both agree that this Schedule 13D is filed on behalf of both of them.

CUSIP No. 590262 10 1                                         Page 8 of 12 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2002


                              E.I. DU PONT DE NEMOURS AND COMPANY

                              By: /s/ Peter C. Mester
                                  ----------------------------------------
                                      Peter C. Mester
                                      Assistant Secretary

                              DUPONT CHEMICAL AND ENERGY
                              OPERATIONS, INC.

                              By: /s/ Loriann Lea
                                  ----------------------------------------
                                      Loriann Lea
                                      Secretary

CUSIP No. 590262 10 1                                         Page 9 of 12 Pages



                                   SCHEDULE A

            1. Set forth below are the name and present principal occupation or employment with E. I. du Pont de Nemours and Company of each director and executive officer. The address of each of the persons listed is c/o DuPont at 1007 Market Street., Wilmington, Delaware 19898. With the exception of Messrs. Belda, Lindahl and Naitoh, who are citizens of Brazil, Sweden and Japan, respectively, each person listed below is a citizen of the United States of America.

            DIRECTORS:

            Alain J. P. Belda          Chairman, President and Chief Executive Officer,
                                       Alcoa Inc.

            Curtis J. Crawford         President and Chief Executive Officer
                                       ZiLOG, Inc.

            Louisa C. Duemling         Director

            Edward B. du Pont          Director

            Charles O. Holliday, Jr.   Chairman and Chief Executive Officer

            Deborah C. Hopkins         Director

            Louis D. Juliber           Chief Operating Officer,
                                       Colgate-Palmolive Company

            Goran Lindahl              Under Secretary-General and Special Advisor
                                       to the United Nations, Secretary  - General and
                                       Chairman, Alliance for Global Sustainability

            Masahisa Naitoh            Executive Vice President,
                                       ITOCHU Corporation

            William K. Reilly          President and Chief Executive Officer,
                                       Aqua International Partners, L.P.

            H. Rodney Sharp, III       Director

            Charles M. Vest            President,
                                       Massachusetts Institute of Technology

            Richard H. Brown           Chairman of the Board and Chief
                                       Executive Officer, EDS

CUSIP No. 590262 10 1                                        Page 10 of 12 Pages


            EXECUTIVE OFFICERS:

            Chairman, Board of Directors
            C. O. Holliday, Jr.

            Chief Executive Officer
            C. O. Holliday, Jr.

            Executive Vice President & Chief Operating Officer
            R. R. Goodmanson

            Executive Vice President
            J.C. Hodgson

            Senior Vice Presidents
            T.M. Connelly
            S. J. Mobley
            G. M. Pfeiffer
            D. Zeleny

CUSIP No. 590262 10 1                                        Page 11 of 12 Pages


            2. Set forth below are the name and present principal occupation or employment with Dupont Chemical and Energy Operations, Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont at 1007 Market Street, Wilmington, Delaware 19898.

            NAME                          POSITION

            Susan M. Stalnecker           President and Director

            Joseph A. Girardi             Vice President, Treasurer and Director

            A. Lloyd Adams                Vice President, Assistant Treasurer
                                          and Director

            Loriann Lea                   Secretary

CUSIP No. 590262 10 1                                        Page 12 of 12 Pages



                                                                       EXHIBIT A

                                   AGREEMENT

            By this Agreement, the undersigned agree that this Schedule 13D being filed on or about this date with respect to the ownership by the undersigned of shares of Common Stock of Merrimac Industries, Inc. is being filed on behalf of each of us.



Dated: March 6, 2002



                              E.I. DU PONT DE NEMOURS AND COMPANY

                              By: /s/ Peter C. Mester
                                  ----------------------------------------
                                      Peter C. Mester
                                      Assistant Secretary

                              DUPONT CHEMICAL AND ENERGY
                              OPERATIONS, INC.

                              By: /s/ Loriann Lea
                                  ----------------------------------------
                                      Loriann Lea
                                      Secretary